April 13, 2006


Via EDGAR submission and U.S. mail
----------------------------------

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attention: April Sifford

       Re: Pioneer Natural Resources Company
           Form 10-K, Filed February 17, 2006
           File No. 001-13245

Dear Ms. Sifford:

     We are writing to respond to the comments of the Staff of the Securities and Exchange Commission with respect to our Form 10-K in the comment letter dated March 31, 2006 (the "Comment Letter"), addressed to Richard P. Dealy,
Executive Vice President and Chief Financial Officer of Pioneer Natural Resources Company ("Pioneer" or the "Company").

Comment Responses
-----------------

     The bold typeface, numbered paragraphs and headings below are taken from the Comment Letter. Our response to each such comment follows in plain text.

              Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis..., page 36
------------------------------------------------

Hedging Activities, page 41
---------------------------

1. We note that your commodity price hedges decreased oil and gas revenues from continuing operations by $420.4 million, $211.9 million and $110.7 million, in 2005, 2004 and 2003, respectively. Please expand your discussion and analysis to more clearly explain your objectives and strategies to manage market risk exposures. Explain whether you believe any change in your strategies is warranted, given your trend of losses from risk management activities.

     Response: Within Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note J of Notes to Consolidated Financial Statements included in Item 8. "Financial Statements and Supplementary Data" of Pioneer's 2005 Form 10-K, the Company discloses to readers that it utilizes commodity swap and collar contracts in order to
     (i) reduce the effect of price volatility on the commodities the Company produces and sells, (ii) support the Company's annual capital budgeting and expenditure plans and (iii) reduce commodity price risk associated with certain capital budgets. Additionally, the Company discloses in (a) Item 1. "Business - Business Activities - Petroleum Industry" that oil and gas



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April Sifford
Securities and Exchange Commission
Page 2
April 13, 2006


     prices have increased during recent years and that it utilizes commodity hedges to mitigate the impact of commodity price volatility on the Company's net asset value and (b) Item 1A. "Risk Factors - Commodity Hedges" that to the extent the Company engages in hedging activities to reduce commodity price risk, the Company may be prevented from realizing the benefits of price increases above the levels of the hedges. The Company respectfully submits that its disclosures of its commodity hedge strategy of utilizing swap and collar contracts to realize its disclosed hedge objectives are clearly described and meaningful to the readers.

          Although the Company's commodity hedging activities have resulted in hedge losses during recent periods of rising commodity prices, Pioneer's execution of its hedging strategy has been successful in realizing its stated objectives. Central to those stated objectives is the mitigation of commodity price volatility and risk. The Company enters into highly effective commodity price hedges which, when entered into, are "at-the-market", have no initial intrinsic value and have as much likelihood of resulting in future hedge gains as they do of future hedge losses. However, whether they result in future hedge gains or losses they are matched by equal offsetting losses or gains on the hedged physical commodity sales. Consequently, a disciplined hedge strategy is impartial to hedge gains or losses.

          Given that the Company's hedge objectives have not changed, changes in the Company's strategy of utilizing commodity swap and collar contracts to realize those objectives are not contemplated at this time. The Company respectfully submits that its disclosures of hedge objectives, strategies and recent hedge losses are not conflicting circumstances nor warrant a change in strategy.

Consolidated Financial Statements, page 64
------------------------------------------

Unaudited Supplementary Information, page 116
---------------------------------------------

2. We note that you present costs incurred for asset retirement obligations separately from acquisition costs, exploration costs and development costs. Please remove the asset retirement obligations column and reclassify the costs accordingly as there is no provision for this column in paragraph 21 and Illustration 2 of SFAS 69. You may disclose the costs incurred related to asset retirement obligations through a footnote to the table. Refer to
     our         February         2004         industry         letter        at
     http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

     Response: Although the Company believes its current disclosure was responsive to the February 2004 industry letter, the Company respectfully submits that in future filings it will change its supplementary disclosure to reflect the asset retirement obligations in each category that gave rise to the obligation as requested. Also, in order to further enhance the disclosure, the Company will supplementally footnote the incremental asset retirement obligation added during the period. Exhibit A to this letter provides an example of the Company's proposed tabular disclosure that would be provided in its 2006 Form 10-K.


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April Sifford
Securities and Exchange Commission
Page 3
April 13, 2006


In connection with the Company's responses to the Staff's comments, Pioneer acknowledges that:

   o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
   o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions in connection with the responses set forth in this letter to Richard P. Dealy at 972-969-4054 (direct fax 972-969-3572).

                                               Very truly yours,


                                               /s/ Richard P. Dealy
                                               -----------------------------
                                               Richard P. Dealy
                                               Executive Vice President and
                                               Chief Financial Officer

Enclosures

Cc: Darin G. Holderness



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                                    Exhibit A
                                    ---------


                        PIONEER NATURAL RESOURCES COMPANY

                       UNAUDITED SUPPLEMENTARY INFORMATION
                  Years Ended December 31, 2005, 2004 and 2003




Costs Incurred for Oil and Gas Producing Activities

                                        Property
                                    Acquisition Costs                                        Total
                                 -----------------------    Exploration    Development       Costs
                                   Proved      Unproved        Costs          Costs       Incurred (a)
                                 ----------    ---------    -----------    -----------    ------------
                                                                  (in thousands)
Year Ended December 31, 2005:
  United States...............   $  167,814    $ 60,561     $  217,723     $  457,292      $  903,390
  Argentina...................          -           512         36,878         92,250         129,640
  Canada .....................        2,593       7,344         43,437         77,863         131,237
  Africa and other............          -        30,923         63,605         20,741         115,269
                                  ---------     -------      ---------      ---------       ---------
    Total.....................   $  170,407    $ 99,340     $  361,643     $  648,146      $1,279,536
                                  =========     =======      =========      =========       =========

Year Ended December 31, 2004:
  United States...............   $2,213,879    $301,856     $  127,338     $  233,112      $2,876,185
  Argentina...................          -           -           49,745         52,707         102,452
  Canada .....................       46,988      20,921         33,406         19,311         120,626
  Africa and other............          -        18,238         32,932         23,736          74,906
                                  ---------     -------      ---------      ---------       ---------
    Total.....................   $2,260,867    $341,015     $  243,421     $  328,866      $3,174,169
                                  =========     =======      =========      =========       =========

Year Ended December 31, 2003:
  United States...............   $  130,876    $ 12,264     $  191,809     $  267,218      $  602,167
  Argentina...................           97       1,787         24,893         24,894          51,671
  Canada .....................           63       5,028         24,899         24,810          54,800
  Africa and other............          -           910         33,212         28,695          62,817
                                  ---------     -------      ---------      ---------       ---------
    Total ....................   $  131,036    $ 19,989     $  274,813     $  345,617      $  771,455
                                  =========     =======      =========      =========       =========

-------------
(a) The Company adopted SFAS 143 on January 1, 2003. Total costs incurred for the years ended December 31, 2005, 2004 and 2003 included $19.2 million, $15.1 million and $48.5 million, respectively, of asset retirement obligations incurred related to new wells placed on production, changes in estimates or liabilities assumed in acquisitions. See Notes B and L for
     additional   information   regarding   the   Company's   asset   retirement
     obligations.



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